UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-1)

UNIVERSAL FOG, INC.
(Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

913509105
(CUSIP Number)

Sun Xin, Chief Executive Officer
Harbin Humankind Biology Technology Co. Limited
168 Binbei Street
Sonbei District, Harbin City
Heilongjiang Province, People’s Republic of China
(602) 254-9114
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2007
(Date of Event Which Requires Filing of This Statement)

Copies To:
Harold H. Martin, Esq.
Martin & Pritchett, P.A.
17115 Kenton Drive, Suite 202A
Cornelius, North Carolina 28031
Tel: (704) 584-0268
Fax: (704) 895-1528

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sun Xin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY 0
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
	7	SOLE VOTING POWER 24,061,745
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 24,061,745
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,061,745
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.8%
14	TYPE OF REPORTING PERSON IN

Item 1.   Security and Issuer.

This Statement relates to shares of common stock, $.0001 par value (the “Common Stock”), of Universal Fog, Inc., a Delaware corporation (the “Issuer”). At present, there are 44,694,634 issued and outstanding shares of Common Stock, and a total of 300,000,000 authorized shares of Common Stock.

The Reporting Person is Sun Xin, a citizen and resident of the People’s Republic of China (hereinafter, “Mr. Sun”), who is the sole owner of 24,061,745 shares of Common Stock of the Issuer. He is also the Chairman, CFO and Treasurer of the Issuer.

The Issuer’s principal executive offices are located at c/o Harbin Humankind Biology Technology Co. Limited, 168 Binbei Street, Songbei District, Harbin City, Heilongjiang Province, People’s Republic of China.

Item 2.     Identity and Background.

a.	The name of the Reporting Person is Mr. Sun.

b.
The business address of Mr. Sun is 168 Binbei Street, Songbei District, Harbin City, Heilongjiang Province, People’s Republic of China. The registered office of Mr. Sun is also 168 Binbei Street, Songbei District, Harbin City, Heilongjiang Province, People’s Republic of China.

c.
Mr. Sun’s principal business is acting as the Chief Executive Officer of Harbin Humankind Biology Technology Co. Limited and his principal business address is 168 Binbei Street, Songbei District, Harbin City, Heilongjiang Province, People’s Republic of China.

d.	During the past five years, Mr. Sun has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
During the past five years, Mr. Sun has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

f.	Mr. Sun is a citizen and resident of the People’s Republic of China.

Item 3.     Source and Amount of Funds or Other Consideration.

The amount of funds used to purchase 22,000,545 shares from Thomas Bontems, the majority shareholder of the Issuer, was $500,000, and an additional 2,061,200 shares were issued to Mr. Sun pursuant to an agreement with the Issuer in which the consideration was the cancellation of Mr. Sun’s 4,000,000 shares of a Convertible Preferred Stock, par value $.0001 per share, for a total of 24,061,745 shares of Common Stock which are the subject of this report. The $500,000 in funds which were used to purchase the shares from Thomas Bontems were derived from the personal resources of Mr. Sun.

Item 4.     Purpose of Transaction.

The purpose of the transaction was to acquire majority control of the outstanding Common Stock of the Issuer and thereafter negotiate a share exchange agreement with the Issuer pursuant to which Mr. Sun would exchange all of the share capital of China Health Industries Holdings, a company organized and existing under the Hong Kong SAR of the People’s Republic of China (“China Health”), which company is wholly owned by Mr. Sun, for common stock of the Issuer, with China Heath becoming a wholly owned subsidiary of the Issuer.

Mr. Sun was successful in acquiring majority control of the outstanding Common Stock of the Issuer. Pursuant to a Securities Purchase Agreement, dated September 10, 2007 (the “Securities Purchase Agreement”), Mr. Sun acquired 22,000,545 shares of Common Stock from Thomas Bontems, and 2,061,200 shares of Common Stock from the Issuer for an aggregate of 24,061,745 shares of Common Stock, representing 53.8% of the 44,694,634 outstanding and issued shares of Common Stock. A copy of the Securities Purchase Agreement is attached as Exhibit 10.1 hereto and incorporated herein by reference.

As part of the Securities Purchase Agreement, the Issuer and Universal Fog Systems, Inc., an Arizona corporation an affiliate of Thomas Bontems (“Universal Fog Systems”), entered into an Asset Purchase and Sale Agreement, dated September 10, 2007 (the “Asset Purchase and Sale Agreement”), pursuant to which the Issuer agreed to dispose of all of its “assets” and pay and satisfy all of its “liabilities,” as such terms are defined by U.S. generally accepted accounting principles. The Asset Purchase and Sale Agreement did not contemplate an ordinary sale from the Issuer to Universal Fog Systems, but was structured to occur in two stages. If an ordinary sale of assets and liabilities to Universal Fog Systems would have been consummated, the Issuer would have had to authorize such sale by shareholder action, including preparing and filing an Information Statement on Schedule 14C with the Commission, so long as the Issuer were deemed to have engaged in a sale of “all or substantially all” of it assets under Section 271 of the Delaware General Corporation Law. To avoid this result, and the incident delay associated with a shareholder action, the Issuer’s liabilities were conveyed at closing on September 10, 2007, and its assets will be conveyed only after a share exchange with China Health is completed. This structure would enable the Issuer to convey assets to Universal Fog Systems that were substantially less than the incoming assets to be acquired in the proposed share exchange. A copy of the Asset Purchase and Sale Agreement is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

As a majority shareholder of the Issuer, Mr. Sun was successful in negotiating a share exchange with management pursuant to a share exchange agreement dated October 15, 2007 (the “Share Exchange Agreement”), in which all of the share capital of China Health will be exchanged for 60,000,000 shares of Common Stock of the Issuer. The share exchange is conditioned on the prior consummation by the Issuer of a 1:20 reverse stock split of the Common Stock of the Issuer. As a result of these transactions, Mr. Sun will own 61,203,087 shares of Common Stock, representing 98.3% of the 62,234,732 shares of Common Stock of the Issuer that will be outstanding after the share exchange and reverse stock split.  A copy of the Share Exchange Agreement is attached hereto as Exhibit 10.3, and is incorporated herein by reference.

The foregoing descriptions of the Securities Purchase Agreement, the Asset Purchase and Sale Agreement and the Share Exchange Agreement do not purport to be complete and are qualified in their entirety by reference to their complete texts which are filed as Exhibits hereto.

By way of background, Mr. Sun, aged 42, attended Jia Mu Si Medical College with a major in pharmacy from 1984 to 1988. From 1988 to 1991, he was the production manager at the Ha Yao Group Sanchine Medicine Joint-Stock Ltd. company. From 1991 to 1994, he was the district director for the Northeast District of China for Pfizer Pharmaceuticals Limited. Thereafter, he spent one year as the director of the marketing department for Ha Yao Group Sanchine Medicine Joint-Stock Ltd. Company. From 1996 to 2002, he was the chief executive officer of a company he founded, Heilongjiang Bijie Chemical Industry Co., Ltd. He next obtained his Masters of Business Administration from Renmin University of China. From 2003 to the present, he was the president and chief executive officer of Harbin Humankind Biology Technology Co., Ltd.

Other than as heretofore described, Mr. Sun does not have any plans or proposals which relate to or would result in any of the matters set forth in Items 4(a) through (j) of this Schedule.

Item 5.     Interest in Securities of the Issuer.

a.   Mr. Sun currently beneficially owns 24,061,745 shares of Common Stock, representing 53.8% of the 44,694,634 issued and outstanding shares of Common Stock. After giving effect to the planned share exchange and reverse stock split, assuming they are consummated, Mr. Sun will beneficially own 61,203,087 shares of Common Stock, representing 98.3% of the 62,234,732 issued and outstanding shares of Common Stock. Mr. Sun disclaims any membership in a group within the meaning of Section 13(d)(3) of the Act.

b.   The following table indicates the number of shares as to which Mr. Sun has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

Name of Person	Number of Shares	Percent Outstanding

Sole Voting Power

Sun Xin	24,061,745	53.8%

Shared Voting Power

Sun Xin	-0-	0%

Sole Dispositive Power

Sun Xin	24,061,745	53.8%

Shared Dispositive Power

Sun Xin	-0-	0%

c.   Not applicable.

d.   None.

e.   Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Refer to the discussion under Item 4, above, with respect to any contracts, arrangements, understandings or relationships among Mr. Sun and between such persons and any person with respect to any securities of the Issuer. Mr. Sun represents that no such contracts, arrangements, understandings or relationships currently exist except as disclosed therein

Item 7.     Material to be Filed as Exhibits.

Exhibit 10.1 – Securities Purchase Agreement dated September 10, 2007.
Exhibit 10.2 – Asset Purchase and Sale Agreement dated September 10, 2007
Exhibit 10.3 - Share Exchange Agreement, dated October 15, 2007

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUN XIN

By: /s/ Sun Xin
Name: Sun Xin

Date: November 5, 2007